Exhibit 13.13

Blockstack computing decentralized network and app ecosystem Muneeb Ali, CEO of Blockstack PBC

Disclaimer LEGAL DISCLAIMER The Blockstack Tokens are a crypto asset that is currently being developed by Blockstack Token LLC, a Delaware limited liability company, whose website can be found at www.stackstoken.com. This presentation does not constitute an offer or sale of Stacks tokens or any other mechanism for purchasing Stacks. Any offer or sale of Stacks tokens or any related instrument will occur only based on definitive offering documents for the Stacks tokens. This communication may be deemed “testing the waters” material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has “qualified” the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement relating to that offering, a copy of which is available at www.sec.gov. Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services. SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to management. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “is designed to,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this presentation include, but are not limited to, statements about: Blockstack's plans for developing the Blockstack network and ecosystem, the evolution and future of computing, and the potential completion of an offering under Regulation A of the Securities Act, as amended. We cannot assure you that the forward-looking statements in this presentation will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Decentralized Computing Network Twitter: @muneeb

Blockstack Today

80 Developer Teams 2000 Developers Have launched production apps on our Have attended our global hackathons and infrastructure in the past 5 months meetups in the past 2 months Welcome to Decentralized Computing muneeb@blockstack.com

We make building blockchain apps really easy for devs We abstract the Blockchain complexity so app developers can focus on building great apps: 1. 2. 3. Keep auth and smart contracts on-chain Keep encrypted data off-chain Wrap everything in an easy JavaScript API Welcome to Decentralized Computing muneeb@blockstack.com

Founded by Princeton Computer Scientists 2 scientists with Presidential Career Awards 13,000+ research citations among whitepaper authors Research published at USENIX ATC, DCCl Years of deep distributed systems R&D for a solid foundation Nominated by Princeton for SIGCOMM dissertation award Board: Mongo DB (IPO), Twilio (IPO), Etsy (IPO) Welcome to Decentralized Computing muneeb@blockstack.com

Experts in building, Distributed systems & server virtualization Developer education and open-source development User experience, UI design, and adoption/retention launching, products and growing Building and testing smart contracts Cryptocurrency mining Welcome to Decentralized Computing muneeb@blockstack.com

The Blockstack Approach

We are pioneering Current era Decentralized era Data & trust breaches are causing consumers to second-guess data silos Developers want more room for innovation outside of current data-monopolies Developers want to reduce cost, overhead, and liability of deploying apps No data-monopolies, data is user owned and can be used in any app Universal, password-less authentication • • the next era in • • • Apps run on user devices, explicit user computing opt-in and increased security • Welcome to Decentralized Computing muneeb@blockstack.com

Blockstack is rethinking Dev teams are rethinking cloud era infrastructure cloud era applications Welcome to Decentralized Computing muneeb@blockstack.com

After 4 years of R&D, we've shipped v1 of our decentralized computing platform

Blockchain
Stacks

Performant and secure consensus based on Tunable Proof-of-Work.

Shipped 2018

Dev tools
Blockstack.js

Abstracts the complex blockchain stuff and makes app development fast/easy

Shipped 2017

File storage
Gaia

Decentralized, encrypted, and user-controlled cloud storage for Blockstack apps.

Shipped 2017

Auth
Blockstack Auth

Universal, password-less login for all Blockstack apps.

Shipped 2017

App funding
App mining

Automated app ranking and rewards for bootstrapping quality app development

Shipped 2018

Discovery
Blockstack Browser

Desktop and mobile launchpad for discovering apps and using authentication.

Shipped 2017

Smart contracts
Launching Q2

Provably secure LISP smart contracts language. Will enable marketplaces and financial apps.

Launching Q2

Mining
Tunable Proof-of-Work

Incentivizing blockchain security and performance through Tunable Proof-of-Work.

Compliant launch

Blockstack Welcome to Decentralized Computing muneeb@blockstack.com

Our approach: Minimal logic on-chain for scaling and security Many projects are trying to build a world computer: All state, compute, and storage on-chain. This is extremely hard/potentially impossible. The Blockstack team has wisely chosen a full stack approach with minimal logic on the blockchain and with no scaling or security concerns in sight. Most current approaches Decentralized Computing Network Twitter: @muneeb

Our approach: minimal logic on-chain for scaling and security Welcome to Decentralized Computing muneeb@blockstack.com

Blockstack design vs. others Most other approaches - Everything is a smart contract. - Most apps are NOT smart contracts. - Most logic needs to be on-chain (“heavy” blockchain). - Minimal logic on-chain (full-stack approach; “light” blockchain) - Non-Turing-complete smart contracts evaluated at publish time. - Turing-complete smart contracts evaluated at run-time. - R&D first, peer-reviewed, production deployments. - Speculative scientific/engineering approaches. Decentralized Computing Network Twitter: @muneeb

Teams are already delivering consumer & business apps with real-world value The industry is delivering mostly on smart-contract use-cases. Because of our solid foundations for a full stack, we are already seeing production apps that deliver value to customers across major app categories. Decentralized Computing Network Twitter: @muneeb

Stacks are consumed as “fuel” to register digital assets Stacks token: Fuel and smart contracts. Stacks are the basic economic unit enabling ecosystem incentives. members to transact and align for a new economy Register digital identities Trade/transfer digital assets Register apps Charge customers for subscriptions Create app tokens and appchains Receive mining rewards Form mining pools/instruments Monetize data storage Monetize new infrastructure Treasury to support protocol development Capital investment Staking to support apps Decentralized Computing Network Twitter: @muneeb Stacks owners App users

Ecosystem Growth

App Mining, an app growth Real-time programmatic app funding engine, is accelerating developer adoption We worked with Princeton and NYU game-theorists to build funding mechanism to incentivize app developers and catalyze an app-quality flywheel. Only $100K flowing through pilot (10x increase soon). Welcome to Decentralized Computing muneeb@blockstack.com

Engagement in the developer community is also accelerating 2,375 Developers attended our recent Decentralizing the World tour which included 47+ meetups internationally and 3 larger events in NYC, London, and Hong Kong. Welcome to Decentralized Computing muneeb@blockstack.com

Blockstack is leading the way to a decentralized computing era Welcome to Decentralized Computing muneeb@blockstack.com

We’re growing our global presence: upcoming Asia roadshow We’re working with local partners to increase our community globally. We are hosting more meetups, attending developer managers. events, and hiring local community 10 Events a Month 60 New Events 1,452 Attendees Ecosystem Partners  Spartan Group New Internet Labs  Welcome to Decentralized Computing muneeb@blockstack.com

Upcoming Token Offering

Initial funding to complete R&D & infrastructure phase $50M+ raised from industry-leading investors. Albert Wenger (USV) Barry Silbert (DCG) Blockchain Capital Compound David Lee Digital Currency Group Dorm Room Fund Eric Kagan Foundation Capital Kal Vepuri Kevin Rose Knox Massey Lux Capital Meg Nakamura Michael Arrington Michael Yavonditte Mihir Nanavati Mo ElBibany Naval Ravikant NEST Qasar Younis Rising Tide Shana Fisher (3KVC) SV Angel Union Square Ventures Version One Ventures Y Combinator 800+ more Welcome to Decentralized Computing muneeb@blockstack.com

Compliant token offering including the US market line. in pipe-We believe compliance is Fully audited financials and reporting. a competitive advantage Fund structure participate. allowed institutional investors to Welcome to Decentralized Computing muneeb@blockstack.com

Well positioned to win on technology, compliance adoption, and The right domain experts across necessary disciplines The right foundation for full-stack scalability and security ~100% app growth last two quarters The right mechanisms to incentivize quality apps The right token and economic models for long-term Welcome to Decentralized Computing muneeb@blockstack.com

Token Unlocking Schedule Disclaimer: Please read ALL disclosures and details on assumption on the next two slides. 3,500,000,000 3,000,000,000 2,500,000,000 2,000,000,000 1,500,000,000 1,000,000,000 500,000,000 - 2018 2019 2020 Accredited 2021 Sale3 2022 Reg A 2023 2024 Mining 2025 4 5 Creators Block2 & Reg S Welcome to Decentralized Computing muneeb@blockstack.com

Token Unlocking Schedule: Disclaimer 1 of 2 Unlocked Tokens Based on Original Issuance Category at Year End These charts represent Blockstack’s best estimates regarding the number of tokens that will be sold in the expected Regulation A and Regulation offerings, as well as the timing of the distribution of those tokens, as well as the timing of mining being turned on. See the footnotes for details regarding those assumptions. Alternate versions of these charts are available from Blockstack upon request, depicting the following variations to S these assumptions: (i) a case that assumes future token offerings are smaller and occur on a less accelerated pace as compared to the below set of assumptions, and past token offerings accordingly continue to represent a larger percentage of unlocked tokens as compared to the below charts; and (ii) a case that assumes future token offerings are larger and occur on a more accelerated pace as compared to the below set of assumptions, and past token offerings accordingly charts. represent a smaller percentage of the source of unlocked tokens as compared to the below Welcome to Decentralized Computing muneeb@blockstack.com

Token Unlocking Schedule: Disclaimer 2 of 2 1 Unlocked, for the purposes of these charts, means that the relevant token is no longer subject to both the time lock and transfer lock. 2 The ”Creators Block” includes (1) sales of 108M tokens to holders of Series A convertible preferred stock of Blockstack PBC in October 2017 at a price of $0.00012 per token (these equity holders were provided the opportunity to purchase tokens in proportion to their equity ownership at this price, based on a third party valuation and reflecting an early stage of development of the token, based on their reasonable expectation as early investors in Blockstack that they would be able to purchase tokens if and when Blockstack ever decided to create a digital token), (2) sales of approximately 215M tokens to Blockstack PBC employees, founders and contractors in 2017 at a $0.00012 price, (3) a sale of approximately 38M tokens to employees and contractors in 2018 at a $0.0132 price per token, and (4) a sale of 2M tokens to New Internet Labs in 2019 as part of Blockstack PBC’s SAFE investment in such entity at a price of $0.0132. The figures in these charts assume that the tokens sold to New Internet Labs will be distributed in September 2019. 3 The “Accredited Sale” category represents approximately 395M tokens sold to accredited investors in late 2017 and early 2018 at a price of $0.12 per token. 4 The “Reg A & Reg S” category includes (1) an assumption that 40M tokens will be sold as part of the anticipated Regulation S offering, (2) an assumption that approximately 162M tokens will be sold as part of the Voucher Program in the anticipated Regulation A offering, (3) an assumption that 62M tokens will be sold as part of the General Offering in the anticipated Regulation A offering, and (4) an assumption that 40M tokens will be sold as part of the App Mining program in the anticipated Regulation A offering. It is further assumed that all of the tokens in this category would be distributed as part of hard fork in September 2019. 5 Assumes mining goes live in March 2020. Additionally assumes that mining releases 8000 new tokens per block for the first year, decreasing by 500 tokens each year until the reward per block is equal to 2000. Further assumes 4320 blocks will be processed per month. Please note that the number of tokens per block may be revised downwards significantly prior to the introduction of mining to the Blockstack network in connection with a token economics study we are conducting to determine the number of tokens to release pursuant to our mining mechanisms or following consultation with the Blockstack community, through a solicitation for comment made through the user forum on the blockstack.org website. Welcome to Decentralized Computing muneeb@blockstack.com

People are noticing the ugly underbelly of the cloud era — there is light above the clouds. Blockstack is leading the evolution to decentralized computing. Muneeb Ali, CEO of Blockstack PBC